FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 19, 2002

PARTHUS TECHNOLOGIES PLC

32-34 Harcourt Street
Dublin 2, Republic of Ireland
Tel: 011-353-1-402-5700
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]

This report on Form 6-K contains management's discussion analysis of the company's financial condition and results of operations for the quarter and the six months ended June 30, 2002. It also contains the company's unaudited consolidated statements of operations and balance sheets for the periods ending and as of June 30, 2002. The results have been prepared in accordance with U.S. general accepted accounting principles.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Second quarter 2002 compared with second quarter 2001 and first quarter 2002

Revenue

Total revenue for the second quarter amounted to $10.8 million, a 6% increase year-on-year, and a 1% increase over the first quarter 2002 revenue of $10.7 million.

IP licensing and royalty revenue was $9.8 million, up 37% year-on-year from $7.2 million in the second quarter 2001 and up 10% from $8.9 million in the first quarter of this year. Licensing and royalty revenue now accounts for 91% of total revenue, up from 70% in the second quarter 2001 and from 84% in the first quarter 2002. Royalty revenue was $770,000, up 193% quarter-on-quarter from $263,000, and represented 7% of total revenue.

IP creation revenue amounted to $596,000 in the second quarter, down 69% year-on-year and down 28% from the first quarter of 2002. This reflects the challenge of maintaining jointly funded R&D activity in the current environment.

Hard IP revenue amounted to $381,000, down 66% year-on-year and down 56% from the first quarter 2002, which included a large one-time order.

Cost of revenue

Total cost of revenue decreased in the second quarter to $2.1 million from $3.1 million for the same period last year, a 31% decrease year-on-year, and from $2.5 million from the first quarter of 2002 a 15% decrease sequentially. Total gross margins were 80% in the second quarter, up from 76% in the first quarter 2002, and from 70% in the second quarter 2001. The sequential increase is a result of the growth in royalty revenue in the quarter, which carries an effective gross margin of 100%.

Cost of IP licensing and royalty revenue increased by 29% to $1.5 million or 15% of IP licensing and royalty revenue year -on-year from $1.2 million or 16% of IP licensing and royalty revenue . This compares with a sequential increase of 4% from $1.4 million or 16% of IP licensing and royalty revenue.

Cost of IP creation revenue decreased by 69% to $0.4 million or 71% of IP creation revenue year -on-year from $1.3 million or 70% of IP creation revenue . This compares with a sequential decrease of 27% from $0.6 million or 70% of IP creation revenue. The absolute decrease in the cost of IP creation revenue reflects lower IP creation revenue.

Cost of Hard IP revenue decreased by 66% to $0.2 million or 54% of Hard IP revenue year -on-year from $0.6 million or 54% of Hard IP revenue . This compares with a sequential decrease of 59% from $0.5 million or 54% of IP creation revenue. The absolute decrease in the cost of Hard IP revenue reflects lower Hard IP revenue.

Operating expenses

Total operating expenses, excluding merger expenses in connection with the proposed combination with Ceva, declined $2.3 million or 19% sequentially from $12.2 million to $9.9 million, principally reflecting a reduced investment in 2.5G/3G development. This compares with a decrease of $3.7 million, or 27%, from $13.6 million in the same period last year, which reflects our reduced investment in 2.5/3G development, the benefits of our cost reduction measures begun in the fourth quarter 2001, and a reduction in amortization costs following our adoption of SFAS 142 on January 1, 2002, which changes the accounting for goodwill from an amortization method to an impairment approach only.

Research and development expenses decreased $1.8 million or 23% sequentially from $7.6 million to $5.9 million and by $1.6 million or 22% compared with the same period last year. This decrease is principally as a result of reduced investment in 2.5G/3G development through the agreement with UbiNetics, which involved the divestiture of the associated engineering and facility cost in March 2002. Direct investment by the company in other key new technologies such as W-LAN 802.11 continued.

Sales and marketing expenses decreased $174,000 or 7% sequentially, from $2.3 million to $2.1 million, and by $710,000 or 24% compared with the same period last year, reflecting targeted cost savings in 2002 and the benefit of our cost reduction measures begun in the fourth quarter of 2001.

General and administration expenses declined by $186,000 or 11% sequentially from $1.6 million to $1.4 million, and by $395,000 or 24% compared with the same period last year, reflecting stringent cost management in the second quarter 2002 and the benefits of our cost reduction measures taken in the fourth quarter of 2001.

Amortization of goodwill & intangibles amounted to $340,000, the same as in the first quarter 2002 and a decrease of $968,000 compared with the same period last year, reflecting our adoption of SFAS 142 on January 1, 2002, which changes the accounting for goodwill from an amortization method to an impairment-approach only.

Merger expenses relating to the proposed transaction with Ceva amounted to $1.5 million in the second quarter. As previously disclosed, the company anticipates that total expenses relating to this transaction will be approximately $4 million.

Other

Interest and similar income declined $23,000 sequentially from $680,000 in the first quarter of 2002 to $657,000 in the second quarter 2002 and by $1 million compared with the same period last year, reflecting lower cash balances following acqusitions made in 2001 and a lower interest rate environment.

Net loss for the second quarter 2002 was $2.3 million, representing a net loss per ordinary share of $0.004 or $0.039 per ADS. This compares with a net loss for the first quarter 2002 of $3.3 million, representing a loss of $0.006 per ordinary share or $0.057 per ADS.

Six months ended June 30, 2002 compared with six months ended June 30, 2001

Revenue

Total revenue for the six months ended June 30, 2002 amounted to $21.5 million, up 8% over the first half 2001 total revenue of $19.9 million.

IP licensing and royalty revenue grew to $18.8 million, up 44% year-on-year from $13.0 million in the first half 2001. Royalty revenue increased to $1.0 million, up 266% year-on-year from $282,000 in the first half 2001.

IP creation revenue declined to $1.4 million, down 67% year-on-year from $4.3 million in the first half of 2001.

Hard IP revenue declined to $1.3 million, down 51% year-on-year from $2.6 million in the first half of 2001.

Cost of revenue

Total cost of revenue decreased in the first half of 2002 to $4.6 million from $6.6 million for the same period last year, a 30% decrease year-on-year. Total gross margin increased to 78% for the first half of 2002, from 67% in the first six months of 2001. This reflects the continuing change in business mix to higher margin IP licensing and royalty revenue, which represents 87% of total revenue in the first half 2002.

Cost of IP licensing and royalty revenue increased by 37% to $2.9 million or 16% of IP licensing and royalty revenue year -on-year from $2.1 million or 17% of IP licensing and royalty revenue

Cost of IP creation revenue decreased by 67% to $1 million or 70% of IP creation revenue year -on-year from $3 million or 71% of IP creation revenue . The absolute decrease in the cost of IP creation revenue reflects lower IP creation revenue for the period.

Cost of Hard IP revenue decreased by 51% to $0.7 million or 54% of Hard IP revenue year -on-year from $1.4 million or 54% of Hard IP revenue . The absolute decrease in the cost of Hard IP revenue reflects lower Hard IP revenue for the period.

Operating expenses

Total operating expenses, excluding merger expenses in connection with the proposed combination with Ceva, declined $2.7 million or 11% from $24.8 million to $22.1 million, principally reflecting the full benefits of the cost management program in 2002 and lower amortization costs of $1 million following our adoption of SFAS 142 on 1 January 2002 which changes the accounting for goodwill from an amortization method to an impairment-approach only.

Research and development expenses declined $228,000 or 2% year-on-year to $13.5 million from $13.7 million in the first half of 2001. The 2002 period includes increased expenses associated with the business we acquired from Chicory Systems, Inc., which we completed near the end of the first half of 2001. This increase in costs was offset by the reduction in costs arising from the reduced investment in 2.5/3G development and the impact of our cost reduction measures begun in the fourth quarter of 2001.

Sales and marketing expenses decreased by $1.1 million or 19% year-on-year to $4.6 million from $5.6 million in the first half of 2001, reflecting targeted cost savings in 2002.

General and administration expenses declined by $690,000 or 18% year-on-year to $3.1 million from $3.8 million in the first half 2001, reflecting the benefits of the cost management program in 2002.

Amortization of goodwill & intangibles decreased $994,000 to $680,000 in the first half 2002 from $1.7 in the first half 2001, reflecting changes in the accounting for goodwill from an amortization method to an impairment-only approach following the adoption of SFAS 142 on 1 January 2002.

Merger expenses associated with the proposed transaction with Ceva amounted to $1.5 million.

Other

Interest income and similar income amounted to $1.3 million for the first half of 2002, compared with $3.8 million for the first half of 2001. This decrease in interest income reflects the lower cash balances and the lower interest rate environment in the first half of this year. The most significant changes in cash in the period relates primarily to acquisitions of $25 million during the first half of 2001.

Net loss was $5.6 million, representing a loss of $0.010 per ordinary share or $0.095 per ADS. This represents a 32% decline in the overall reported net loss for the company from the same period last year.

Balance Sheet

At June 30, 2002 total assets amounted to $202.5 million, compared with total assets of $201.3 million at March 31, 2002 and $205.8 million at December 31, 2000.

Cash and cash equivalents amounted to $114.1 million at June 30, 2002, compared with $115.8 million at March 31, 2002 and $121.5 million at December 31, 2001. The cash outflow at the operating level amounted to $1.9 million for the second quarter 2002, compared with $2.1 million in the first quarter 2001.

Deferred revenue grew $338,000 or 9% to $3.9 million during the second quarter 2002 from $3.6 million in the first quarter 2002. Accounts receivable grew to $5.4 million in the second quarter from $4.2 million in the first quarter and $3.5 million at December 31, 2001. Debtors' days rose to 46 days in the second quarter from 36 days in the first quarter 2002, and from 31 days in the fourth quarter 2001 due to the timing of invoicing and collection.

Parthus Technologies Plc
Consolidated Statements of Operations- US GAAP

	Quarter Ended		Six Months Ended		Quarter Ended
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001	March 31, 2002
	Unaudited (US dollars in thousands)				
Revenue					
Licensing and royalties	9,841	7,166	18,766	13,016	8,925
IP creation	596	1,902	1,427	4,302	831
Hard IP	381	1,112	1,298	2,625	917
Total revenue	10,818	10,180	21,491	19,943	10,673
Cost of revenue					
Licensing and royalties	1,500	1,163	2,943	2,149	1,443
IP creation	422	1,342	1,002	3,034	580
Hard IP	205	599	699	1,423	494
Total cost of revenue	2,127	3,104	4,644	6,606	2,517
Gross margin	8,691	7,076	16,847	13,337	8,156
Operating expenses					
Research & development	5,879	7,495	13,516	13,744	7,637
Sales & marketing	2,190	2,900	4,554	5,604	2,364
General & administration	1,457	1,852	3,100	3,790	1,643
Amortization of goodwill & intangible assets	340	1,308	680	1,674	340
ParthusCeva merger costs	1,463	-	1,463	-	-
Loss on disposal of division	-	-	213	-	213
Total operating expenses	11,329	13,555	23,526	24,812	12,197
Loss from operations	(2,638)	(6,479)	(6,679)	(11,475)	(4,041)
Interest & similar income, net	657	1,671	1,337	3,784	680
Foreign exchange (loss)/gain	(281)	(48)	(215)	(89)	66
Minority interest	-	(50)	-	(100)	-
Loss before income tax	(2,262)	(4,906)	(5,557)	(7,880)	(3,295)
Provision for income taxes	-	(150)	-	(300)	-
Net loss	(2,262)	(5,056)	(5,557)	(8,180)	(3,295)
Net loss per ordinary share (basic and diluted)	($0.004)	($0.009)	($0.010)	($0.015)	($0.006)
Net loss per ADS (1) (basic and diluted)	($0.039)	($0.093)	($0.095)	($0.152)	($0.057)
Weighted average number of ordinary shares ('000)	585,260	544,624	583,405	538,662	581,528
Weighted average number of ADS's ('000)	58,526	54,462	58,340	53,866	58,153

(1) Each American Depository Share represents ten ordinary shares.

Parthus Technologies Plc
Consolidated Balance Sheets - US GAAP

	June 30, 2002 Unaudited	December 31, 2001 Audited	March31, 2002 Unaudited
	(US dollars in thousands)		
Assets			
Current assets			
Cash and cash equivalents	114,101	121,503	115,840
Short term investments	-	1,800	-
Accounts receivable	5,421	3,541	4,241
Prepayments & other current assets	3,968	3,365	2,660
Inventory	517	797	522
Total current assets	124,007	131,006	123,263
Property, plant & equipment, net	6,617	7,691	6,781
Investments	4,500	-	4,500
Goodwill	63,579	62,691	62,691
Intangible assets	3,752	4,432	4,092
Total assets	202,455	205,820	201,327
Liabilities & shareholders' equity			
Current liabilities			
Accounts payable	4,680	5,672	4,423
Accrued liabilities	12,718	11,178	11,984
Deferred income	3,914	4,759	3,576
Taxes payable	1,554	2,124	1,961
Total current liabilities	22,866	23,733	21,944
Shareholders' equity			
Ordinary shares	207	205	205
Additional paid in capital	241,127	239,138	239,247
Deferred stock compensation	(4,002)	(5,052)	(4,527)
Accumulated other comprehensive income	(3,047)	(3,065)	(3,108)
Retained earnings	(54,696)	(49,139)	(52,434)
Total shareholders' equity	179,589	182,087	179,383
Total liabilities & shareholders' equity	202,455	205,820	201,327

SIGNATURES

Pursuant to the requirements of the securities exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARTHUS TECHNOLOGIES PLC

Dated: July 19, 2002

BY: /S/ ELAINE COUGHLAN
Elaine Coughlan
Chief Financial Officer